Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS TO BE DELISTED
FROM THE NASDAQ SMALLCAP MARKET

Will seek to have its ordinary shares quoted on the OTC Bulletin Board

        LOD, Israel, May 17, 2005 – NUR Macroprinters Ltd. (Nasdaq: NURMC), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today announced that its ordinary shares will be delisted from the Nasdaq SmallCap Market. As previously announced, NUR had secured an extension until May 16, 2004 to report a stockholder’s equity of at least $2.5 million in order to maintain its listing and satisfy the Nasdaq SmallCap Market’s minimum continued listing requirements. NUR had anticipated meeting the minimum equity requirements through completion of the previously announced investment by Inspire Investments Ltd. and the restructuring of its outstanding bank debt. However, the completion of these transactions has been delayed pending completion of the audit work related to NUR’s 2004 financial statements. NUR will seek to have its ordinary shares quoted on the OTC Bulletin Board after delisting from the Nasdaq SmallCap Market and will provide additional information to investors in due course.

        Over the past few months, NUR has made significant progress on a financial restructuring that is aimed at making NUR a stronger and more stable company. NUR has reached an agreement with Inspire Investments Ltd. (TASE: INSP) regarding an investment by Inspire of $10 million in NUR. NUR has also reached an agreement with its lender banks regarding the conversion of $15 million of NUR’s outstanding bank debt into equity. The combination of the Inspire investment and the restructuring of NUR’s outstanding bank debt is expected to strengthen NUR’s financial position by infusing $10 million in cash into the business, reducing NUR’s current debt burden by 35% and rescheduling NUR’s remaining $28 million of debt over the next 7 years under commercial terms that better suit NUR’s business model.

        The closing of the Inspire investment remains subject to the completion by NUR’s independent auditors of the audit work related to its 2004 financial statements, the completion of the due diligence by Inspire and the completion of the restructuring of NUR’s outstanding bank debt (as described above). The completion of the restructuring of the NUR’s outstanding bank debt is conditioned upon the completion of the Inspire investment. While NUR currently expects the audit work related to its 2004 financial statements to be completed within the next few weeks, there can be no assurance that the Inspire investment and the restructuring of NUR’s bank debt will be completed. The debt restructuring agreement will terminate if the closing conditions thereof do not occur by the earlier of June 15, 2005 or two weeks following the date of publication of NUR’s 2004 financial statements.

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ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (Nasdaq-SCM: NURMC) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, our inability to have our ordinary shares listed for trading on the OTC Bulletin Board, our inability to consummate the agreements with each of our lender banks regarding the restructuring of our bank debt, the failure of our previously announced proposed transaction with Inspire Investments Ltd. to close, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to secure waivers from our lenders regarding our failure to fulfill covenants contained in our loan agreements; our inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition; our inability to successfully conclude the negotiations with potential investors and thus our inability to secure additional funding to our present and future operations. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with, Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	David Seligman	IR Firm:	Ehud Helft / Kenny Green
	CFO		GK Investor Relations
	+ 972 (54) 772-6559		+1 866 704-6710
	cfo@nur.com		ehud@gk-biz.com / kenny@gk-biz.com